                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-74753


                              Dated June 29, 1999

                                 CARDIMA, INC.

                                8,604,806 SHARES

                                  COMMON STOCK

   The securities offered in this prospectus involve a high degree of risk. See "Risk Factors" beginning on page 4 of this prospectus for information that you should consider before purchasing these securities.

   Our common stock is quoted on the Nasdaq National Market under the symbol "CRDM". On June 11, 1999, the closing price of our common stock on the Nasdaq was $2.5312 per share.

   This prospectus relates to 8,604,806 shares of Cardima, Inc. common stock which may be offered for sale by certain selling stockholders from time to time and will not be underwritten.

   Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                  The date of this Prospectus is June 29, 1999

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                               TABLE OF CONTENTS

                                                                            Page
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
About Cardima..............................................................   3

Risk Factors...............................................................   4

Issuance of Common Stock to Selling Stockholders...........................  15

Use of Proceeds............................................................  15

Selling Stockholders.......................................................  16

Plan of Distribution.......................................................  19

Indemnification of Officers and Directors..................................  19

Legal Matters..............................................................  19

Experts....................................................................  20

Where You Can Find More Information........................................  20

Information Incorporated by Reference......................................  20

Additional Information.....................................................  21

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   SPECIAL NOTE: The following discussion contains certain forward-looking statements that involve risks and uncertainties. Actual results or events may differ materially from those projected in such forward-looking statements. Potential risks and uncertainties include those factors below under the heading "Risk Factors."

                                 ABOUT CARDIMA

   Since our inception, we have focused on the diagnosis and treatment of tachycardias, or very fast heartbeats. Tachycardias break down in to many categories, with the most significant being Atrial Fibrillation, or AF, and Ventricular Tachycardia, or VT. Both conditions require the precise diagnostic location and/or the subsequent destruction of the cells producing the arrhythmia. We develop, manufacture and commercialize our microcatheter-based systems for the diagnosis and treatment of these arrhythmias. Our microcatheters are being designed with a dual functionality to address the difficulty in and added costs associated with placing a diagnostic catheter into the heart to locate the arrhythmia, removing the catheter, replacing it with a catheter designed to treat the arrhythmia, finding the correct location again and then treating the site.

   Our microcatheters are about one-third to one-fourth the size of existing catheters. This smaller size allows our microcatheters to access sites within the wall of the heart using the venous system. The variable stiffness characteristic makes accessing the veins easier for VT diagnosis and treatment and allows them to conform to the surfaces of the heart's atrial wall for diagnosing and treating AF.

   Our microcatheters are being developed as disposable, single use products that can be adapted to and used with virtually any electrophysiology system and most radio frequency generators available today.

   To date, we have only received regulatory approvals in Europe to sell our ablation products.

Our Strategy

   Our strategy is to successfully diagnose and ultimately cure patients with AF and VT using our microcatheter systems. This strategy is being accomplished by:

  . developing state-of-the-art microcatheter systems, using unique proprietary technology to provide disposable dual purpose microcatheters with flexible coiled electrodes designed to interface with existing EP lab equipment systems;

  . proving the clinical utility of these products for the treatment of AF and VT; and

  .  marketing these products throughout the world.

Our Operations

   Cardima, Inc. was incorporated in the State of Delaware in November 1992. Our principal executive offices are located at 47266 Benicia Street, Fremont, California 94538-7330 and our telephone number is 510/354-0300. As of January 31, 1999, we had 76 full-time employees. Our operations are carried out in a 44,000 square foot facility containing clean room production, research and development, and administrative offices.

   The "Cardima" logo (used above and with our name) "Revelation," "Revelation Tx," "Pathfinder," "Pathfinder mini," "Tracer," "Therastream," "Vueport," "Venaport," "Naviport," "EP Select," and "Tx Select" are trademarks of Cardima, Inc. All other tradenames and trademarks appearing in this prospectus are the property of their respective holders.

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                                  RISK FACTORS

   Investing in this company entails substantial risk. You should purchase shares only if you can afford a complete loss. You should carefully consider the risks of your investment in the "risk factors" section below, as well as other information contained in this prospectus, information incorporated by reference, and information which we file with the securities and exchange commission from time to time. The information in this prospectus is complete and accurate as of this date, but the information may change after the date on this prospectus.

We have sold a limited number of our microcatheter products and we will continue to incur substantial costs in bringing our microcatheter products to market.

   We have only sold a limited number of our microcatheter systems. In addition, we will continue to incur substantial losses into the foreseeable future as a result of research and product development, clinical trials, manufacturing, sales, marketing and other expenses as we seek to bring our microcatheters to market. Since our inception we have experienced losses and we expect to experience substantial net losses into the foreseeable future. Our net losses were approximately $16.2 million, $12.3 million and $7.8 million for 1998, 1997 and 1996. As of December 31, 1998, our accumulated deficit was approximately $46.6 million. Our limited sales history makes it difficult to assess our future results. We cannot be certain that we will ever generate substantial revenue or achieve profitability. Our failure to generate substantial revenues would harm our business.

We will need to raise capital in the future that could have a dilutive effect on your investment.

   In order to commercialize our products, we will need to raise additional capital. One possibility for raising additional capital would be the public or private sale of our shares of stock. Any sale by us of additional shares of stock will dilute your percentage ownership in us.

Our failure to raise additional capital to develop and market our microcatheter systems will cause our business to suffer.

   We will need to raise additional capital in order to market our microcatheter systems. In addition, we may have to spend additional funds if unforeseen difficulties arise in the course of developing our products, performing clinical trials, obtaining necessary regulatory clearances and approvals or other aspects of our business. We cannot be certain that additional funding will be available to us when needed, if at all, or, if available, on terms attractive to us. Our inability to obtain sufficient funds may require us to delay, scale back or eliminate some or all of our research and product development programs, to limit the marketing of our microcatheter products, or to license to third parties the rights to commercialize products or technologies that we would otherwise try to develop and market ourselves. Our failure to raise this additional capital when needed would harm our business.

   Debt financing, if available, may involve restrictive covenants. We have financed our operations to date primarily through private sales of equity securities, proceeds from our initial public offering in June 1997, and loan-facilities. As of February 28, 1999, cash, cash equivalents, short-term investments and long-term restricted cash totaled $12.0 million. We believe that our existing cash, cash equivalents and short-term investments along with cash generated from the sales of our products and from financings, will be sufficient to fund our operating expenses, debt obligations and capital requirements through December 31, 1999.

We rely on our contractual rights to access third-party data. Our inability to either access this data or the FDA's refusal to accept it in a filing, will delay the commercialization of our products and cause our business results to suffer.

   We often rely on our contractual rights to access data collected by others in phases of our clinical trials. We depend on the continued performance by these third-parties parties of their contractual obligations to

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provide access and cooperate with us in completing filings with the FDA. We cannot be certain that the FDA will permit our reliance on these parties. If we are unable to rely on clinical data collected by others, or if these parties do not perform their contractual duties, we may be required to repeat clinical trials; which could significantly delay commercialization of our products, require us to spend more money on our clinical trials and cause our business results to suffer.

We cannot assure the safety or effectiveness of our products. We are in an early stage of our product development.

   To date, we have completed two clinical trials and have received 510(k) pre-market clearances from the FDA with respect to our Cardima Pathfinder and Pathfinder mini microcatheter systems for venous mapping of VT, and our Revelation microcatheter system for mapping and pacing of the atria. We also received FDA 510(k) clearance for the Vueport guiding catheter and for our Tracer mapping catheter. We are seeking 510(k) clearance for our Naviport deflectable tip guiding catheter. Our inability to timely obtain clearances for our other diagnostic products and guiding catheters under development would have a material adverse effect on our business, financial condition and results of operations.

   We are in the early stage of developing, testing and obtaining regulatory approval for our microcatheter systems designed for ablation of AF and VT. We are currently developing the Revelation Tx microcatheter system for ablation of AF and the Therastream microcatheter system for ablation of VT. We are required to obtain an Investigational Device Exemption, or IDE, from the FDA prior to conducting human clinical trials of our microcatheter systems for ablation. We completed the mapping phase of this feasibility study in August 1997 and the AF ablation feasibility study in December 1998. We received approval of an IDE supplement on December 1998 allowing us to expand the AF study. We filed an IDE to begin clinical testing of our Therastream microcatheter system for VT ablation in December 1998. We must complete these clinical trials and a pivotal trial for both AF and VT indications, if initiated, in order to gather data for the submission of a pre-market approval, or PMA, application to the FDA for our ablation products. We must receive PMA approval prior to marketing such products for ablation in the United States. Clinical trials of our microcatheter systems will require substantial financial and management resources and the completion of such trials will take several years. There can be no assurance that:

  .  necessary IDEs will be granted by the FDA,

  .  human clinical trials, if initiated, will be completed,

  . human clinical studies will validate the results of our pre-clinical studies, or

  . human clinical trials will demonstrate that our products are safe and effective.

   In addition, the clinical trials may identify significant technical or other obstacles to be overcome prior to obtaining necessary regulatory approvals or market acceptance. Our failure to initiate and complete clinical trials, demonstrate product safety and clinical effectiveness, and obtain regulatory approval for the use of our microcatheter systems for the ablation of AF or VT would have a material adverse effect on our business, financial condition and results of operations.

Our microcatheter products and their related procedures are novel to the market and will require the special training of physicians. If the market does not accept our products and procedures, our revenues will decline.

   Our microcatheter systems represent a novel approach to diagnosing and treating atrial fibrillation and ventricular tachycardia. Acceptance of our products and procedures by physicians, patients and health care payors will be necessary in order for us to be successful. If our products and procedures are not accepted by the market, our business could be harmed and our revenues would decline.


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Our microcatheter products must be safe, effective and cost efficient in order for them to effectively compete against more established treatments. If we can not compete with these treatments, our revenues will decline.

   The market for catheters to diagnose or treat AF and VT is highly competitive. Our microcatheter systems for the mapping and ablation of AF and VT are new technologies. Safety, cost efficiency and effectiveness are the primary competitive elements in our market. In addition, the length of time required for products to be developed and to receive regulatory and, in some cases, reimbursement approval are important competitive factors. Existing treatments with which we must compete include:

  .  drugs,

  .  external electrical cardioversion and defibrillation,

  .  implantable defibrillators,

  . purposeful destruction of the Atrio-Ventricular, or AV, node followed by implantation of a pacemaker, and

  .  open heart surgery and the "maze" procedure.

   Physicians will not recommend the use of our microcatheter systems unless they can conclude that our systems provide a safe, effective and cost-efficient alternative to current technologies for the mapping and ablation of AF or VT. If our clinical data and other studies do not show that our products are safe and effective, our products will not effectively compete against establish treatments and our revenues will decline.

None of our ablation products has received regulatory approval in the United States. Our failure to receive these approvals will harm our business and cause the value of your investment to decline.

   None of our products currently being developed for the ablation of AF and VT has received regulatory approval in the United States. If we can not gain U.S. regulatory approval, our business will be harmed. Even if our ablation products are successfully developed and the required regulatory approvals are obtained, we cannot be certain that our products and the associated procedures will ultimately gain any significant degree of market acceptance. Since our sole product focus is to design and market microcatheter systems to map and ablate AF and VT, our failure to successfully commercialize these systems would harm our business and cause the value of your investment to decline.

The mapping and ablation of AF in the left atrium may cause blood clots that could lead to a stroke. These adverse results from the use of our products would cause our revenues to decline.

   We developed our Revelation and Revelation Tx microcatheter systems to both map and ablate AF. The Revelation Tx microcatheter is capable of delivering radio frequency, or RF, energy in both the right and left atria to produce lesions. In general, the use of RF energy in the left atrium has the potential to create blood clots, which could travel through the body to the brain, and which could possibly cause a stroke. Because of this risk, physicians may not recommend this procedure, in which event the Revelation Tx would be unlikely to gain market acceptance or be successfully commercialized, which would cause our revenues to decline.

Our Therastream system for the treatment of VT is designed for use inside the vasculature of the heart wall. The use of this product may damage the arteries s of the heart and cause a heart attack.

   Our Therastream microcatheter system is being developed to ablate VT using RF energy. Using RF energy could cause damage to the arteries of the heart and potentially lead to a myocardial infarction and even death. Because of this risk, physicians may not recommend this procedure, making it unlikely that Therastream would gain market acceptance. The failure of the Therastream system to gain market acceptance or be successfully commercialized would harm our business.


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Significant increases in operating expenses in the future may adversely effect our operating results and financial condition.

   We plan to significantly increase our operating expenses to expand our sales and marketing operations and broaden our customer support capabilities as we attempt to commercialize our microcatheter products and fund greater levels of product development. Our operating expenses, which include sales and marketing, research and development and general and administrative expenses, are based on our expectations of future revenues and are relatively fixed in the short term. If revenues fall below our expectations, we will not be able to quickly reduce our spending in response, which would materially affect our operating results and financial condition.

Reuse of our single-use products could cause our revenues to decline.

   Although all of our microcatheter systems are labeled for single use only, we are aware that some physicians are reusing these products. Reuse of our microcatheter systems could reduce revenues from product sales and could cause our revenues to decline.

We must obtain governmental approvals or clearances before we can sell our products.

   Our products are considered to be medical devices and will be subject to extensive regulation in the United States and internationally. These regulations are wide ranging and govern, among other things:

  .  product design and development,

  .  product testing,

  .  product labeling,

  .  product storage,

  .  premarket clearance and approval,

  .  advertising and promotion, and

  .  product sales and distribution.

   Before we can market any of our products in the United States or Europe, we must demonstrate that our products are safe and effective and obtain approval or clearance from applicable governmental authorities, which cannot be guaranteed. In the United States, we must obtain 510(k) premarket notification clearance or premarket approval, or PMA, from the FDA in order to market a product. We have received 510(k) premarket notification clearances for both the Cardima Pathfinder and Pathfinder mini microcatheter systems for mapping VT and for the Revelation microcatheter system for mapping AF. We believe that our other mapping products will be eligible for FDA 510(k) premarket notification. We have also submitted a 510(k) premarket notification application for the Naviport deflectable tip guiding catheter. Currently, the timing to receive 510(k) clearance is approximately 120 days and PMA approval is 12 months, but timing can be uncertain and the process may be significantly longer. We cannot guarantee either the timing or receipt of approval or clearance. These products may require a PMA and extensive clinical data may be requested to support either 510(k) clearance or PMA approval.

   We will be required to seek PMA approval for our ablation products, including the Revelation Tx and the Therastream microcatheters for ablation. The process of obtaining PMA approval is much more expensive, lengthy and uncertain than the 510(k) premarket notification clearance process. In order to prepare a PMA application, we will be required to complete clinical trials to demonstrate the safety and effectiveness of these products. We submitted an IDE application for the Revelation microcatheter system for mapping and ablation of AF in January 1997. We completed a mapping study at Stanford University Hospital and Massachusetts General Hospital in September 1997. In addition, we received conditional IDE approval in January 1998 and full approval in March 1998 for a feasibility clinical study for AF ablation using the Revelation Tx microcatheter system. We completed a 10-patient AF ablation feasibility study and submitted to the FDA a

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supplement to our IDE, requesting expansion of the study in November 1998. We filed an additional feasibility IDE application for the Therastream microcatheter system in December 1998. There can be no assurance that any clinical study that we propose will be permitted by the FDA, will be completed or, if completed, will provide data and information that supports PMA approval. We expect that a PMA application will not be submitted for at least one year, if at all. No assurance can be given that we will ever be able to obtain PMA approval for any of our ablation products. Our failure to complete clinical testing or to obtain timely PMA approval would have a material adverse effect on our business, financial condition and results of operations.

   Regulatory agencies may limit the indications for which any of our products are approved or cleared. Further, the FDA may restrict or withdraw approval or clearance of a product if additional information becomes available to support such action. Delays in the approval or clearance process, limitation of our labeling claims or denial of our applications or notifications would cause our business to be materially and adversely affected.

Pre-clinical and clinical trials are inherently unpredictable. If we do not successfully conduct these trials, we may be unable to market our products and our revenues may decline.

   Through pre-clinical studies and clinical trials, we must demonstrate that our products are safe and effective for their indicated uses. Results from pre-clinical studies and early clinical trials may not allow us to predict results in later-stage testing. We cannot be certain that our future clinical trials will demonstrate the safety and effectiveness of any of our products or will result in approval to market our products. As a result, if we are unable to commence clinical trials as planned, complete clinical trials or demonstrate the safety and effectiveness of our products, our business will be harmed. We also cannot be certain that we can begin any future clinical trials or successfully complete these trials once started. In addition, we may never meet our development schedule for any of our products in development. Even if a product is successfully developed and clinically tested, we cannot be certain that it will be approved by the FDA on a timely basis or at all. If our products are not approved for commercial sales by the FDA, our business will be harmed.

Delays in enrolling patients in our trials could increase our expenses and harm our business.

   The rate at which we may complete our pre-clinical and clinical trials is dependent upon the rate of patient enrollment. Patient enrollment depends on many factors, including the size of the patient population, the nature of the procedure, how close patients reside to clinical sites and the eligibility criteria for the study. Delays in planned patient enrollment may result in increased costs and delays, which could cause our business results to suffer.

After obtaining approvals or clearances, we must continue to comply with applicable laws and regulations. If we do not comply, our business results may suffer.

   After approval or clearance, we will continue to be subject to extensive regulatory requirements. Our failure to comply with applicable regulatory requirements can result in enforcement actions by the FDA, including, but not limited to:

  .  fines,

  .  injunctions,

  .  recall or seizure of products,

  .  withdrawal of marketing approvals or clearances,

  .  refusal of the FDA to grant clearances or approvals, and

  .  civil and criminal penalties.


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   We are also required to demonstrate and maintain compliance with the Quality
System regulations, or QSR, for all of our products. The FDA enforces the QSR through periodic inspections, including a preapproval inspection for PMA products. The QSR relates to product testing and quality assurance, as well as the maintenance of records and documentation. If we or any third-party manufacturer of our products does not conform to the QSR and cannot be brought up to such a standard, we will be required to find alternative manufacturers that do conform. Identifying and qualifying alternative manufacturers may be a long and difficult process. We are also required to provide information to the FDA on deaths or serious injuries alleged to have been associated with the use of our medical devices, as well as product malfunctions that could contribute to death or serious injury. If we fail to comply with these applicable laws, our business results may suffer.

If we do not comply with foreign regulatory requirements to market our products outside the United States, our business will be harmed.

   Sales of medical devices outside the United States are subject to international regulatory requirements that vary from country to country. The time required for approval varies from country to country and may be longer or shorter than the time required in the United States. In order to market any of our devices in the member countries of the European Union, or the EU, we are required to obtain CE mark certification. CE mark certification is an international symbol of adherence to quality assurance standards and compliance with the European Medical Device Directives. We have received CE mark certification to sell the Cardima Pathfinder, Pathfinder mini, Revelation, Revelation Tx and Tracer for mapping in the EU. We also received approval to sell the Cardima Pathfinder, Pathfinder mini, Revelation, Revelation Tx, and Tracer in Japan and Australia, and to sell the Cardima Pathfinder, Tracer, Vueport and Naviport in Canada. The Company also received CE mark certification in August 1998 and December 1998 to sell the Revelation and Revelation Tx microcatheters, respectively, for ablation of AF in the EU. We intend to submit data in support of additional CE mark applications. There can be no assurance we will be successful in obtaining or maintaining the CE mark for these products, as the case may be. Failure to receive approval to affix the CE mark would prohibit us from selling these products in member countries of the EU, and would require significant delays in obtaining individual country approvals. No assurance can be given that such approvals will ever be obtained. If these approvals are not obtained, our business could be harmed.

Difficulties presented by international factors could negatively effect our business.

   A component of our strategy is to expand our international sales revenues. We believe that we will face risks in doing business abroad that we do not face domestically. Among the international risks we believe are most likely to affect us are:

  .  export license requirements for our products,

  .  exchange rate fluctuations or currency controls,

  . changes in the regulation of medical products by the European Union or other international regulatory agencies,

  .  the difficulty in managing a direct sales force from abroad,

  . the financial condition, expertise and performance of our international distributors and any future international distributors,

  .  domestic or international trade restrictions, or

  .  changes in tariffs.

   Any of these factors here could damage our business results.


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We derive a significant portion of our revenues from the sale of microcatheters in the European Union. The adoption of the Euro presents uncertainties for our international business.

   In January 1999, the new "Euro" currency was introduced and adopted by some European countries that are part of the European Monetary Union, or EMU. Beginning in 2003, all EMU countries are expected to be operating with the Euro as their single currency. A significant amount of uncertainty exists as to the effect the Euro will have on the marketplace generally. In particular as a significant amount of our sales revenue is derived from sales to EMU countries, these participating countries' adoption of a single currency may likely result in greater price transparency, making the EMU a more competitive environment for our microcatheter products. In addition, some of the rules and regulations relating to the governance of the currency have not yet been defined and finalized. As a result, companies operating in or conducting business in Europe will need to ensure that their financial and other software systems are capable of processing transactions and properly handling the Euro.

   We are currently assessing the effect the introduction of the Euro will have on our internal accounting systems and the potential sales of our products. We will take appropriate corrective actions based on the results of such assessment. We have not yet determined the costs related to addressing this issue. This issue and its related costs could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to successfully commercialize our microcatheter products as the industry for them is highly competitive.

   The market for catheters to map and/or ablate AF and VT is highly competitive. Several of our competitors are developing new approaches and products for these procedures. These approaches include mapping systems using contact mapping, single-point spatial mapping and non-contact, multi-site electrical mapping technologies, and ablation systems using RF, ultrasound, microwave, laser and cryoablation technologies. Other companies are also developing surgical procedures that could potentially be used by physicians to perform the open heart surgical maze procedure for the treatment of AF in a minimally invasive manner. If any of these new approaches or products prove to be safe, effective and cost effective, our products could be rendered noncompetitive or obsolete, which would cause our business results to suffer.

   Many of our competitors have an established presence in the field of interventional cardiology and electrophysiology. These competitors include Boston Scientific, C.R. Bard, Inc., Johnson & Johnson, through its Cordis division, St. Jude Medical, Inc., through its Daig division, and Medtronic, Inc. These competitors have substantially greater financial and other resources than we do, including larger research and development staffs and greater experience and capabilities in conducting research and development activities, testing products in clinical trials, obtaining regulatory approvals, and manufacturing, marketing and distributing products. In addition, other companies are developing proprietary systems for the diagnosis and treatment of cardiac arrhythmias. These companies include Biosense, Inc. a division of Johnson and Johnson, Cardiac Pathways, Inc. and Endocardial Solutions, Inc. Other companies develop, market and sell alternative approaches to the treatment of AF and VT. These companies include Guidant Corporation, Medtronic, Inc., and Ventritex, Inc., a subsidiary of St. Jude, Inc., manufacturers of implantable defibrillators. We cannot be certain that we will succeed in developing and marketing technologies and products that are safer, more clinically effective and cost-effective than the more established treatments or the new approaches and products being developed and marketed by our competitors. Furthermore, there can be no assurance that we will succeed in developing new technologies and products that are available prior to our competitors' products. Our failure to demonstrate the competitive advantages and achieve market acceptance of our products would harm our business.

We license portions of our products technology. In particular, our microcatheter products rely on a license granted by Target Therapeutics. The termination of any of these licenses would harm our business.

   We rely on license agreements for some of our products technology. A license from Target Therapeutics, Inc., a subsidiary of Boston Scientific Corporation, as the technological basis for our microcatheter systems for

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mapping and ablation. Under the Target license agreement, we have an exclusive license under specific issued United States patents. The exclusive license from Target covers the diagnosis and treatment of electrophysiological disorders in areas other than the central nervous system. In addition, we have obtained a non-exclusive license to use Target's technology, provided it has made a substantial improvement of such technology, for the diagnosis or treatment of diseases of the heart, other than by balloon angioplasty. The license will terminate upon the expiration or invalidation of all claims under the underlying patents. In addition, this license may terminate if we fail to comply with various commercialization, sublicensing, insurance, royalty, product liability, indemnification, non-competition and other obligations on us. The license can also be terminated by either party upon a material breach that remains uncured for thirty days or if either party ceases to be actively engaged in its present business for a period of twelve months. The loss of our exclusive rights to the Target-based microcatheter technology would harm our business.

   We have also licensed a proprietary surface coating material used on certain of our microcatheters. We cannot be certain that these licenses will continue to be available to us or will be available to us on reasonable terms. The loss of or inability to maintain any of these licenses could result in delays in commercial shipments until equivalent technology could be developed internally or identified, licensed and integrated. These delays would have a material adverse effect on our business, financial condition and results of operations.

We may not be able to commercialize our products under development if they infringe existing patents or patents that have not yet issued.

   We have conducted searches to determine whether our patent applications interfere with existing patents. Based upon these searches, we believe that our patent applications and products do not interfere with existing patents. However, we cannot be sure that relevant patents have not been issued that could block our ability to obtain patents or commercialize our products. Moreover, since U.S. patent applications are not a matter of public record, a patent application could currently be on file that would stand in our way of obtaining an issued patent. In addition, the United States patent laws were recently amended to exempt physicians, other health care professionals and affiliated entities from infringement liability for medical and surgical procedures performed on patients. The issuance of any potentially competing patent could harm our business.

   Although we have not received any letters from others threatening to enforce intellectual property rights against us, we cannot be certain that we will not become subject to patent infringement claims or litigation, interference proceedings in the USPTO to determine the priority of inventions, or oppositions to patent grants in foreign countries. An adverse determination in litigation, interference or opposition proceedings could subject us to significant liabilities to third parties, require us to cease using such technology, or require us to license disputed rights from third parties. However, we are not certain that any licenses will be available to us, or if available, on commercially reasonable terms. Our inability to license any disputed technology could delay the commercialization of our products and harm our business. Under our license with Target, we are not indemnified against claims brought by third parties alleging infringement of patent rights. Consequently, we could bear the liability resulting from such claims. We cannot be certain that we will have the financial resources to protect and defend our intellectual property, as such defense is often costly and time-consuming. Our failure to protect our patent rights, trade secrets, know-how or other intellectual property would harm our business.

If health care providers do not receive adequate reimbursement for procedures using our products, the market may not accept our products and our revenues may decline.

   U. S. health care providers, including hospitals and physicians, that purchase microcatheter products generally rely on third-party payors, principally federal Medicare, state Medicaid and private health insurance plans, to reimburse all or a part of the costs and fees associated with the procedures performed using our products. The success of our products will depend upon the ability of health care providers to obtain satisfactory reimbursement for medical procedures in which our microcatheter systems and the novel procedures in which they are used. If these health care providers are unable to obtain reimbursement from third-party payors, the market may not accept our products and our revenues may decline.

   Third-party payors may deny reimbursement if they determine that (1) a prescribed device has not received appropriate regulatory clearances or approvals, (2) is not used in accordance with cost-effective treatment methods as determined by the payor, or (3) is experimental, unnecessary or inappropriate. If FDA clearance or approval is received, third-party reimbursement would also depend upon decisions by the United States Health Care Financing Administration for Medicare, as well as by individual health maintenance organizations, private insurers and other payors. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals may be obtained on a country-by-country basis. Many international markets have government managed health care systems that control reimbursement for new devices and procedures. In most markets, there are private insurance systems as well as government managed systems. There can be no assurance that (1) reimbursement for our products will be available domestically or internationally, (2) if available, that such reimbursement will be available in sufficient amounts in the United States or in international markets under either government or private reimbursement systems, or (3) that physicians will support and advocate reimbursement for procedures using our products. Failure by hospitals and other users of our products to obtain reimbursement from third-party payors or changes in government and private third-party payor policies toward reimbursement for procedures employing our products would have a material adverse effect on our business, financial condition and results of operations. Moreover, we are unable to predict what additional legislation or regulation, if any, relating to the heath care industry or third-party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation would have on our business.

We cannot be certain that we will be able to manufacture our products in high volumes at commercially reasonable costs.

   We currently manufacture our microcatheter systems in limited quantities for United States and international sales and for pre-clinical and clinical trials. However, we have no experience manufacturing our products under development in the amounts necessary to achieve significant commercial sales. We currently believe that our manufacturing capacity will be sufficient through December 1999. We expect that, if U.S. sales for the Pathfinder and Revelation microcatheter systems increase, or if we receive FDA clearance or approvals for other products, we will need to expend significant capital resources and develop manufacturing expertise to establish large-scale manufacturing capabilities. However, we could encounter problems related to:

  .  capacity constraints,

  .  production yields,

  .  quality control, and

  .  shortages of qualified personnel.

   Such problems could affect our ability to adequately scale-up production of our products and fulfill customer orders on a timely basis, which could harm our business.

   Our manufacturing facilities are subject to periodic inspection by regulatory authorities. Our operations must either undergo QSR compliance inspections conducted by the FDA or receive an FDA exemption from such compliance inspections in order for us to be permitted to produce products for sale in the United States. Our facilities and manufacturing processes are subject to inspections from time to time by the FDA, State of California and European Notified Bodies. We have demonstrated compliance with ISO 9001 (EN 46001) quality standards, as well as compliance with 93/42/EEC, the Medical Device Directive. We are in compliance with procedures to produce products for sale in Europe. Any failure by Cardima to comply with QSR requirements or to maintain our compliance with ISO 9001 (EN 46001) standards and 93/42/EEC, the Medical Device Directive, will require us to take corrective actions, such as modification of our policies and procedures.

In addition, we may be required to cease all or part of our operations for some period of time until we can demonstrate that appropriate steps have been taken to comply with QSR or ISO 9001 (EN 46001) standards. There can be no assurance that we will be found in compliance with QSR by regulatory authorities, or that we will maintain compliance with ISO 9001 (EN 46001) standards in future audits. Our failure to comply with state or FDA QSR requirements, maintain compliance with ISO 9001 (EN 46001) standards, or develop our manufacturing capability in compliance with such standards, would have a material adverse effect on our business, financial condition and results of operations.

If our sole-source suppliers are unable to meet our demands, our business results will suffer.

   We purchase laminated tubing and hydrophilic coating, key components for some of our products, from sole, single or limited source suppliers. For some of these components, there are relatively few alternative sources of supply. Establishing additional or replacement suppliers for any of the numerous components used in our products, if required, may not be accomplished quickly and could involve significant additional costs. Any supply interruption from vendors or failure to obtain alternative vendors for any of the numerous components used to manufacture our products would limit our ability to manufacture our products. Any such limitation on our ability to manufacture our products would cause our business results to suffer.

We have limited sales and limited experience in the sale, marketing and distribution of our products. Our failure to establish an effective direct or indirect sales and marketing force will cause our revenues to decline.

   We have only limited experience marketing and selling our products in commercial quantities. Expanding our marketing and sales capability to adequately support sales in commercial quantities will require substantial effort and require significant management and financial resources. Our failure to establish an effective sales and marketing force will cause our revenues to decline. We have terminated several distribution arrangements in Europe. We are in the process of hiring, training and establishing a direct sales force in certain major European markets. Our ability to effectively operate a remote sales force will require additional resources, time and expense which could have a material adverse effect on our business, financial condition and results of operations. We are in the process of hiring a direct sales force in France and Germany. We currently have two salesmen in Germany. We can not be certain that we will be able to build a European direct sales force, that it will be cost-effective or that its efforts will be successful. Failure to establish an adequate sales force would harm our business.

   Currently, sales and marketing of the Cardima Pathfinder, Pathfinder mini, Revelation, Revelation Tx and Tracer microcatheter systems is primarily conducted through a number of exclusive distributors in certain European countries and Japan. We have sold only a limited number of Pathfinder, Revelation, Revelation, Tx, and Tracer microcatheter systems through these distributors. Because we do not have written agreements with certain of our exclusive distributors, the terms of such arrangements, such as length of arrangements and minimum purchase obligations, are uncertain. In addition, the laws in certain international jurisdictions may make it difficult and costly for us to terminate such distribution arrangements without specific written termination terms. We cannot be certain that we will be able to enter into written distribution agreements with these distributors or that these distributors will be able to effectively market and sell our products in these markets. In addition, we can not assure you that we will be able to enter into additional agreements with desired distributors on a timely basis or at all, or that these distributors will devote adequate resources to selling our products. Our failure to establish and maintain appropriate distribution relationships would harm our business.

We are dependent upon our key personnel and will need to hire additional key personnel in the future.

   Our ability to operate successfully depends in significant part upon the continued service of certain key scientific, technical, clinical, regulatory and managerial personnel, and our continuing ability to attract and retain additional highly qualified personnel in these areas. Competition for such personnel is intense, especially in the San Francisco Bay Area. We cannot be certain that we can retain such personnel or that we can attract or retain other highly qualified scientific, technical, clinical, regulatory and managerial personnel in the future, including key sales and marketing personnel.

We may face product liability claims related to the use or misuse of our products.

   We face an inherent business risk of product liability claims in the event that the use or misuse of our products results in personal injury or death. We have not experienced any such claims to date, but we cannot be certain, in particular after commercial introduction of our products, that we will not experience losses due to product liability claims. We currently have general liability insurance with coverage in the amount of $1.0 million per occurrence, subject to a $2.0 million annual limitation. We have product liability insurance with coverage in the amount of $5.0 million per occurrence, subject to a $5.0 million annual limitation. We cannot be certain that coverage will continue to be available to us on reasonable terms, if at all. In addition, there can be no assurance that all of the activities encompassed within our business are or will be covered under the our policies. Although our microcatheter products are labeled for single use only, we are aware that some physicians are reusing such products. Moreover, despite labeling of our microcatheters for diagnostic use only, we believe that physicians are using such mapping microcatheters for ablation. Multiple use or "off-label" use of the our microcatheters could subject us to increased exposure to product liability claims, which could have a material adverse effect on the our business, financial condition and results of operations. We may require additional product liability coverage if we significantly expand commercialization of our products. Such additional coverage is expensive, difficult to obtain and may not be available in the future on acceptable terms, if at all. Any claims or series of claims against us, regardless of their merit or eventual outcome, could have a material adverse effect on our business, financial condition and results of operations.

Trading in our shares could be subject to extreme price fluctuations which could adversely affect your investment.

   Prior to June 1997, there was no public market for our common stock. The market price of our common stock has fluctuated widely in the past and is likely to fluctuate in the future. The stock prices of medical device companies over the last few years have been volatile and difficult to predict.

We do not intend to pay cash dividends on our stock.

   We have never paid cash dividends on our capital stock and do not anticipate paying cash dividends in the foreseeable future. Instead, we intend to retain future earnings for reinvestment in our business. Our credit agreement requires the approval of our bank to declare or pay cash dividends.

Our operations may be negatively impacted by the Year 2000 issue.

   Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000 (the "Year 2000 Issue"). We are in the process of performing an assessment of the potential impact of the Year 2000 Issue on our operations. We have evaluated our financial and accounting and inventory tracking systems and concluded that they are not materially affected by the Year 2000 Issue. The extent, if any, of the impact of the Year 2000 Issue on the other systems and equipment is unknown. We have performed a corporate-wide inventory of computer applications and we have remedied any issues. Our facilities manager has determined that there is no impact on building security and related equipment. There can be no assurance that all third parties will address the Year 2000 Issue in a timely fashion, if at all. Any Year 2000 Issue compliance problems encountered by us, our business partners or our customers could have a material adverse effect on our business, operating results and financial condition.

   We have utilized only internal resources to test and replace software for Year 2000 modifications. All of the replacement software were upgrades being purchased for other reasons. Therefore we have not incurred any additional costs in researching and resolving any Year 2000 issues.

   We currently have no contingency plans in place in the event we do not complete all phases of the Year 2000 program. We plan to evaluate the status of completion in August 1999 and determine whether such a plan is necessary.

                 CAUTIONARY NOTE ON FORWARD LOOKING STATEMENTS

   This prospectus and the documents referred to in this prospectus contain forwarding-looking statements that are based on current expectations and are subject to substantial risks and uncertainties. You can identify these forward-looking statements by words such as "anticipates," "expects," "intends," "plans" "believes," "seeks," "estimates" and similar words. You should read statements that contain these words carefully because they: (1) discuss our future expectations; (2) contain projections of our future results of operations or financial condition; or (3) state other "forward-looking" information. These statements are not guarantees of future performance. There may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors listed in this section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe and may cause our stock price to fall.

               ISSUANCE OF COMMON STOCK TO SELLING STOCKHOLDERS

   On January 21, 1999 and February 5, 1999, we entered into agreements with certain investors (collectively the "Investors"), to sell an aggregate of 7,500,000 shares of our Common Stock at a price of $2.00 per share, for an aggregate purchase price of approximately $15,000,000. These shares were issued to the Investors on those dates. In connection with this transaction, we also issued to the placement agent in our private placement 354,806 shares of our common stock and warrants to purchase 750,000 shares of our common stock at an exercise price of $2.20 per share.

   We issued all of the securities under an exemption from the registration requirements of the Securities Act of 1933. All of the securities are restricted securities until we register them under this prospectus.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of the securities by the selling stockholders in the offering.

                              SELLING STOCKHOLDERS

   The following table sets forth the number of Common shares owned by each of the selling stockholders and the number of Warrants to purchase Common shares exercisable within 60 days of March 10, 1999 owned by each of the selling stockholders. Beneficial ownership is determined in accordance with the rules and regulations of the Commission and generally includes voting or investment power with respect to securities. Information with respect to beneficial ownership is based on information as of March 10, 1999 and assumes that there is outstanding an aggregate of 16,238,021 shares of Common Stock (not including treasury shares). No options have been issued to the Selling Stockholders named in this Prospectus. Other than the employees of Sunrise Securities, Corp. which served as placement agent in the private placement, none of the selling stockholders has had a material relationship with Cardima within the past three years other than as a result of the ownership of the shares or other securities of the Cardima. No estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.

                                Number of    Number of               Number of
                                  Common      Warrant                  Shares
                                  Shares       Shares    Percent of  Registered
                               Beneficially Beneficially Outstanding  for Sale
 Name of Selling Stockholder      Owned        Owned       Shares      Hereby
 ---------------------------   ------------ ------------ ----------- ----------
Ruth Low.....................     50,000         --          *         50,000
Porter Partners, L.P.........    150,000         --          *        150,000
Talkot Crossover Fund........    200,000         --          1.2%     200,000
Thomas Hutchinson............     12,500         --          *         12,500
Nicholas DiFalco.............     12,500         --          *         12,500
Amy Newmark..................    100,000         --          *        100,000
Pequot Healthcare Fund,
 L.P.........................     75,000         --          *         75,000
Pequot Scout Fund, L.P.......    425,000         --          2.6%     425,000
Mark J. Sklar................      5,000         --          *          5,000
Mitchel Sklar................      5,000         --          *          5,000
Louis F. Bantle..............     25,000         --          *         25,000
Bernice Brauser..............     50,000         --          *         50,000
Leonid Feldman...............      5,000         --          *          5,000
John W. Holley Grantor
 Trust.......................     62,500         --          *         62,500
John W. Holley, John D.
 Holley Co-trustees,
 Barbara Holley Art VII
 Trust.......................     25,000         --          *         25,000
Bruce N. Barron..............     10,000         --          *         10,000
David Stone..................    125,000         --          *        125,000
H. Russell Johnston..........     50,000         --          *         50,000
Austost Anstalt Schaan.......    250,000         --          1.5%     250,000
Balmore Funds, S.A...........    250,000         --          1.5%     250,000
Branscombe Investments Ltd...    100,000         --          *        100,000
Cradock Asset Management,
 Inc.........................    100,000         --          *        100,000
EDJ Limited..................     50,000         --          *         50,000
Michail Shapiro..............      7,500         --          *          7,500
Triple Equity Investments,
 Ltd.........................     75,000         --          *         75,000
Steve Abramow................     15,000         --          *         15,000
Scott Flamm..................      5,000         --          *          5,000
David Kalatsky...............      7,500         --          *          7,500
Aries Domestic Fund, LP......    210,000         --          1.3%     210,000
Aries Master Fund............    540,000         --          3.3%     540,000
Emilio Bassini...............     50,000         --          *         50,000

                                 Number of    Number of               Number of
                                   Common      Warrant                  Shares
                                   Shares       Shares    Percent of  Registered
                                Beneficially Beneficially Outstanding  for Sale
 Name of Selling Stockholder       Owned        Owned       Shares      Hereby
 ---------------------------    ------------ ------------ ----------- ----------
Brown Simpson Strategic Growth
 Fund, L.P....................    190,000           --        1.2%     190,000
Brown Simpson Strategic Growth
 Fund, Ltd....................    310,000           --        1.9%     310,000
Canadian Imperial Holdings,
 Inc..........................    250,000           --        1.5%     250,000
Curran Partners, L.P..........    100,000           --        *        100,000
Alvin H. Einbender Trust......     50,000           --        *         50,000
FK Investments, L.P...........     25,000           --        *         25,000
Joy Henshel...................     10,000           --        *         10,000
Jerry Heymann.................     38,000           --        *         38,000
Malcolm Hoenlein..............     20,000           --        *         20,000
Marc L. Hurwitz...............     50,000           --        *         50,000
Eli Jacobson..................     20,000           --        *         20,000
Jays Twelve, LLC..............    150,000           --        *        150,000
Michael G. Jesselson 12/18/80
 Trust........................    150,000           --        *        150,000
Ronald Kaufman................      5,000           --        *          5,000
Neal Kozodoy..................     10,000           --        *         10,000
Larry Miller..................    125,000           --        *        125,000
Howard P. Milstein............    250,000           --        1.5%     250,000
Ohr Somayach International....     20,000           --        *         20,000
Steven M. Oliveira............     50,000           --        *         50,000
Overdrive Capital
 Corporation..................     50,000           --        *         50,000
Pharmaceutical/Medical
 Technology Fund, L.P.........    213,000           --        1.3%     213,000
Radix Associates..............     50,000           --        *         50,000
Richard Stone.................    103,920       75,825        *        129,745
Strategic Healthcare
 Investment Fund Ltd..........     37,000           --        *         37,000
Joseph Telushkin..............     12,000           --        *         12,000
Jeffrey Thorp.................     21,000           --        *         21,000
Elliot K. Wolk Family Limited
 Partnership..................     50,000           --        *         50,000
Yad Avraham Institute.........     50,000           --        *         50,000
Jay Schottenstein.............    100,000           --        *        100,000
Edmund & Gloria Dunn J.T.C....     50,000           --        *         50,000
Thomas J. Hudak...............     50,000           --        *         50,000
Penn Footwear Co..............     50,000           --        *         50,000
State Capital Partners........    250,000           --        1.5%     250,000
Robert L. Swisher, Jr.........    100,000           --        *        100,000
Merle Kovtun..................     12,500           --        *         12,500
Barbara Wilson Holley and John
 W. Holley co-ttees Barbara
 Wilson Holley Revocable Trust
 dtd 7/31/96..................     12,500           --        *         12,500
James Stramondo...............     35,000           --        *         35,000
Kieran Nicholson..............     12,500           --        *         12,500
Target Therapeutics, Inc......    681,000           --        4.2%     681,000
HA Ventures...................     12,500           --        *         12,500
Morton Seelenfreund...........     25,000           --        *         25,000
Mark Halper...................     25,000           --        *         25,000
Alan Spiegel IRA Rollover
 Account......................      1,000           --        *          1,000
Michael DiPasquale............      5,000           --        *          5,000
FM Multi-Strategy Investment
 Fund L.P.....................     25,000           --        *         25,000
I. Michael Goodman............     15,000           --        *         15,000
Gross Foundation..............    100,000           --        *        100,000

                                Number of    Number of               Number of
                                  Common      Warrant                  Shares
                                  Shares       Shares    Percent of  Registered
                               Beneficially Beneficially Outstanding  for Sale
 Name of Selling Stockholder      Owned        Owned       Shares      Hereby
 ---------------------------   ------------ ------------ ----------- ----------
George Karfunkle..............    100,000          --        *         100,000
Jeffrey Leiderman.............     13,000          --        *          13,000
Harold Levine.................     12,500          --        *          12,500
First Hand Funds..............    250,000          --        1.5%      250,000
John Gallagher................      3,200       4,500        *           7,700
Preston Tsao..................          0      29,360        *          29,360
Paul Scharfer.................    118,228     176,244        *         294,472
Nathan Low....................    291,758           0        *         291,758
Nathan Low Roth IRA...........          0     361,907        *         361,907
Marc Seelenfreund.............          0      58,275        *          58,275
Dwight Miller.................      6,000       9,001        *          15,001
Derek Caldwell................      3,200       6,750        *           9,950
Alan Swerdloff................          0       8,138        *           8,138
Mart Baily....................          0       5,000        *           5,000
Gary Shemano..................          0      10,000        *          10,000
Michael Jacks.................          0       5,000        *           5,000
Bret Van Leeuwen..............     25,000          --        *          25,000
Stefan Shoup..................     12,500          --        *          12,500
                                ---------     -------        ---     ---------
  TOTAL:......................  7,854,806     750,000                8,604,806

--------
  * Less than 1%

                              PLAN OF DISTRIBUTION

   The selling stockholders may sell the securities in whole or in part, from time to time on the over-the-counter market at prices and on terms prevailing at the time of any such sale. Any such sale may be made in broker's transactions through broker-dealers acting as agents, in transactions directly with market makers or in privately negotiated transactions where no broker or other third party (other than the purchaser) is involved. The selling stockholders will pay selling commissions or brokerage fees, if any, with respect to the sale of the securities in amounts customary for the type of transaction effected. The selling stockholders will also pay all applicable transfer taxes and all fees and disbursements of counsel for the selling stockholders incurred in connection with the sale of shares. We will pay the costs relating to registration of the common stock to be sold under this prospectus.

   The selling stockholders have advised us that during such time as the selling stockholders may be engaged in the attempt to sell shares registered under this prospectus, that they will:

  (i) not engage in any stabilization activity in connection with any of the Company's securities;

  (ii) cause to be furnished to each person to whom securities included in this prospectus may be offered, and to each broker-dealer, if any, through whom securities are offered, such copies of this prospectus, as supplemented or amended, as may be required by such person; and

  (iii) not bid for or purchase any of our securities or any rights to acquire our securities, or attempt to induce any person to purchase any of our securities or rights to acquire the Company's securities other than as permitted under the Exchange Act.

   The selling stockholders, and any other persons who participate in the sale of the shares, may be deemed to be "Underwriters" as defined in the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on resale of the Securities, may be deemed to be underwriting discounts and commissions under the Securities Act.

   With regard to the securities, we have agreed to maintain the effectiveness of this registration statement until such time as the selling stockholders became eligible to resell the Securities pursuant to Rule 144 of the Securities Act.

   We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act and the Exchange Act.

                   INDEMNIFICATION OF OFFICERS AND DIRECTORS

   Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Our Amended and Restated Certificate of Incorporation and Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by law. In addition, we have entered into Indemnification Agreements with our officers and directors and maintain director and officer liability insurance. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, we have been advised that in the opinion of the Commission, such indemnification is against public policy, as stated by the Commission, and is, therefore, unenforceable.

                                 LEGAL MATTERS

   Certain legal matters with respect to the legality of the issuance of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California 94304.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report (Form 10-K) for the year ended December 31, 1998, as set forth in their report, which is incorporated in this prospectus by reference. Our financial statements are incorporated herein by reference in reliance on their report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance with the Exchange Act, file Annual and quarterly reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). This filed material can be inspected and copied at regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048; and at the Public Reference Office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a World Wide Web site on the Internet at http://www.sec.gov that contains our reports, proxy and information statements and other information about us and other companies that file electronically with the Commission.

                     INFORMATION INCORPORATED BY REFERENCE

   The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the Commission will update and supersede that information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13a, 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

   You can request a copy of any or all of the documents incorporated by reference, other than exhibits to the documents, by writing or telephoning us at the following address: Cardima, Inc., 47266 Benicia Street, Fremont, California 94538, telephone: (510) 354-0300, attention Ronald E. Bourquin, Chief Financial Officer.

  1. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

  2. Our Annual Report on Form 10-K for the year ended December 31, 1998.

  3. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, as amended.

  4. Our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, as amended.

  5. Our Quarterly Report on Form 10-Q for the quarter ended September 30,
     1998.

  6. The description of our Common Stock set forth in our Registration Statement on Form 8-A filed with the Commission on April 23, 1997, including any amendment thereto or report filed for the purpose of updating such description.

  7. Our Current Report on Form 8-K filed December 24, 1998.

  8. Our Current Report on Form 8-K filed February 2, 1999.

  9. Our Current Report on Form 8-K filed February 11, 1999.


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

                             ADDITIONAL INFORMATION

   This prospectus constitutes a part of a Registration Statement on Form S-3 (referred to, together with all amendments and exhibits, as the "Registration Statement") filed by the Cardima with the Securities and Exchange Commission (the "Commission") under the Securities Act. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to Cardima and the shares of Common Stock offered hereby, reference is hereby made to the Registration Statement. Statements contained herein concerning the provisions of any document are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission.

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